SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Investor Relations ICOS Vision Systems Corporation NV Tel: 32 16 398 220 Investor.relations@icos.be	Jody Burfening Lippert/Heilshorn & Associates, Inc. 212-838-3777 (ext. 6608) jburfening@lhai.com

ICOS Vision Systems Announces Preliminary Fourth Quarter Results

Heverlee, Belgium, January 6, 2005 — ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, expects, based on a preliminary review of the results, fourth quarter revenue of approximately 16.3 million Euro, representing a decrease of 34% over the third quarter of 2004 and an increase of 8% over the fourth quarter of 2003. Previous guidance provided by the company called for fourth quarter revenue to decrease sequentially by as much as 30%. As a result, revenues for fiscal 2004 are expected to approximately double those of fiscal 2003.

Anton DeProft, president and chief executive officer, said, “Consistent with our guidance, the market for our inspection equipment continued a strong correction in the fourth quarter, as capacity additions were cut back to control IC inventory. In addition, we saw a particularly strong appreciation of the Euro versus the US dollar and Yen, which caused fourth quarter revenue to decline more than the expected 30%. Assuming gross margin and operating expenses in line with our earlier guidance, we expect a fourth quarter operating margin around 20%.

During the fourth quarter, we also produced revenue from our new Wafer Inspection line, according to schedule. We are focused on ramping up this product in 2005, starting in the first quarter. As a result, we expect revenues in the first quarter to remain relatively flat compared to the fourth quarter as we continue to see softness in the market for our products.”

The company will report final audited results for the fourth quarter and fiscal year 2004 on February 17, 2005.

The company will also present at the Needham & Company Seventh Annual Growth Conference to be held at the New York Palace Hotel in New York City. The presentation, to be given by Anton DeProft, is scheduled for January 12, 2005, at 1:30 p.m. Eastern time.

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is the world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this press release are forward-looking statements. Such statements include, without limitation, statements regarding: the company’s anticipated revenues and operating margins for the fourth quarter of fiscal 2004; the company’s plans for ramping up its Wafer Inspection line; and the company’s expectation for future results, including the anticipated continued softness in the market for the company’s products and relatively flat sequential revenues in the first quarter of fiscal 2005. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. ICOS’s expectation of its fourth quarter and year-end results are estimates only, as ICOS has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue and expenses may differ materially from those anticipated in this press release, including without limitation as a result of year-end adjustments and changes in estimates used by the company in preparing its financial statements. Other risks and uncertainties relating to its forward looking statements include, without limitation: uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; the highly volatile nature of the semiconductor manufacturing equipment market; the company’s dependence on the cyclical semiconductor and electronic assembly industries; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of lawsuits alleging patent infringement that have been filed against the Company; risks relating to the conduct of the business world-wide; and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: January 6, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President